TAX OPINION

February 7, 2025

KKR Income Opportunities Fund

555 California Street

San Francisco, California 94104

Insight Select Income Fund

200 Park Avenue

New York, New York 10166

Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to KKR Income Opportunities Fund, a Delaware statutory trust (the “Acquiring Fund”), and to Insight Select Income Fund, a Delaware statutory trust (the “Acquired Fund”), in connection with the transfer of the Acquired Fund’s Assets in exchange solely for Acquiring Fund Shares and Cash Consideration and the assumption by the Acquiring Fund of the Liabilities of the Acquired Fund followed by the distribution by the Acquired Fund of Acquiring Fund Shares and Cash Consideration plus cash in lieu of fractional shares of the Acquiring Fund to holders of common shares of beneficial interest of the Acquired Fund (the “Acquired Fund Shares”) and subsequent cancellation of all such Acquired Fund Shares in liquidation of the Acquired Fund (collectively, the “Reorganization”), pursuant to the Agreement and Plan of Reorganization, dated as of October 8, 2024, between the Acquiring Fund, the Acquired Fund and, for certain limited purposes, KKR Credit Advisors (US) LLC and Insight North America LLC (the “Agreement”), specifically regarding whether the Reorganization will be treated for U.S. federal income tax purposes as a reorganization qualifying under section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Unless otherwise defined, capitalized terms used in this opinion have the meanings assigned to them in the Agreement.

For purposes of this opinion, we have examined and relied upon (1) the Agreement, (2) the Registration Statement (including the Joint Proxy Statement/Prospectus), (3) the facts and representations contained in the letters dated on or about the date hereof addressed to us from each of the Acquiring Fund and the Acquired Fund (including representations that the aggregate amount of Cash Consideration plus Liabilities assumed does not exceed 20% of the overall consideration provided by the Acquiring Fund pursuant to the Reorganization), and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion. This opinion is based on the assumption that the Reorganization will be consummated in accordance with the Agreement, the Registration Statement (including the Joint Proxy Statement/Prospectus) and such other documents, certificates and records. This opinion is based upon the Code, Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof.

Based upon and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes, the Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

This opinion is expressly only as of the date hereof. Except as set forth above, we express no other opinion.

Very truly yours,

Dechert LLP